Exhibit 6.1
EXECUTION COPY
AMENDMENT NO. 1 TO EX-IM BANK FACILITY AGREEMENT
     This AMENDMENT NO. 1 TO EX-IM BANK FACILITY AGREEMENT (this “Amendment”) dated as of May 16, 2007, is by and among CHARTERED SEMICONDUCTOR MANUFACTURING LTD., a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); EXPORT-IMPORT BANK OF THE UNITED STATES, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the “Facility Agent”).
RECITALS
     WHEREAS, the parties hereto have entered into that certain Ex-Im Bank Facility Agreement dated as of December 23, 2004 (the “Agreement”) by and among the Borrower, the Lender, Ex-Im Bank and the Facility Agent; and
     WHEREAS, the parties hereto desire to amend the Agreement in the manner provided for below to amend the definition of Phase I Completion, paragraph (c).
     NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto hereby agrees as follows:
          1. Definitions. For all purposes of the Amendment, capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement.
          2. Amendment to Agreement. Paragraph (c) of the definition of “Phase I Completion” in Section 1.01 of the Agreement is hereby deleted in its entirety and replaced with the following:
     “(c) the Fab 7 Plant shall have produced and shipped an average of at least 12,000 300 millimeter wafers per month over any three (3) calendar months in a continuous six (6) calendar month period and shall have attained a production capacity of 18,000 300 millimeter wafers per month;”
          3. Miscellaneous.
               (a) Except as expressly provided in this Amendment, the Agreement and all provisions thereof in effect as of the date hereof shall remain in full force and effect and are hereby ratified and confirmed.

               (b) This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.
               (c) On and after the effective date of this Amendment, all references in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and all references to the Agreement in any Financing Document or other document executed in connection with the Agreement, shall mean and be a reference to the Agreement as amended by this Amendment.
               (d) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any party to the Agreement or constitute a waiver of any provision of this Agreement.
               (e) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING SECTION 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.
[signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and acknowledged by their respective officers or representatives hereunto duly authorized, as of the date first above written.
CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By	/s/ Chia Song Hwee Name: Chia Song Hwee Title: President & CEO

EXPORT-IMPORT BANK OF THE UNITED STATES

By	/s/Ronald A. Zanoni Name: Ronald A. Zanoni Title: Managing Director, Asset Management Division

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Lender

By	/s/Marguerite M. Gill Name: Marguerite M. Gill Title: Vice President

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Facility Agent

By	/s/ Marguerite M. Gill Name: Marguerite M. Gill Title: Vice President

SIGNATURE PAGE
AMENDMENT NO. 1 TO EX-IM BANK FACILITY AGREEMENT
EX-IM BANK GUARANTEED CREDIT NO. AP080562xx - Singapore